

December 14, 2011

<u>Via E-mail</u>
Lewis C. Warren
Chief Executive Officer
CORE Health Care Network, Inc.
200 S. Virginia Street 8th Floor
Reno, NV 89501

Re: CORE Health Care Network, Inc.
Item 4.01 Form 8-K/A
Filed November 8, 2011
File No. 000-53714

Dear Mr. Warren:

We issued comments to you on the above captioned filing on November 18, 2011. As of the date of this letter, these comments remain outstanding and unresolved. In this regard, you have not amended the Form 8-K/A to include the former accountant's letter as an Exhibit 16 to the revised Form 8-K/A. If there is a specific reason why your accountant have not yet provided this letter stating whether the accountant agrees or does not agree with the statements made by *you* in your revised Form 8-K/A pursuant to Item 304 of Regulation S-K, please revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the revised Form 8-K/A that you unable to obtain the letter. We expect you to file an Amendment No. 2 to the Form 8-K by December 28, 2011 or to advise us when you will be able to do so.

If you do not respond by December 28, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

cc: Via E-mail
        Jillian Ivey Sidoti, Esq.
        Law Office of Jillian Ivey Sidoti